Exhibit 99.5

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for TRANSALTA CORPORATION Annual and Special Meeting Meeting Date and Location: Fold When: April 21, 2020 10:30 am (Mountain Time) Where: Palomino Room (A - D) of the BMO Centre, located at 20 Roundup Way S.E., in Calgary, Alberta You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: http://envisionreports.com/ZTMQ2020 OR www.sedar.com How to Obtain Paper Copies of the Meeting Materials Securityholders may request that paper copies of the Meeting materials be sent to them by contacting Computershare Trust Company of Canada at www.computershare.com/mailinglist. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 3, 2020. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. Fold For Holders with a 15 digit Control Number: For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 905-507-5450 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 905-507-5450 To obtain paper copies of the materials after the meeting date, please contact 403-267-2543 CPUQC01.E.INT/000001/i1234 01KCOE

Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Election of Directors – Electing twelve (12) directors of the Company at the Meeting (information respecting the election of directors may be found in the Information Circular under “Election of Directors”). 2. Appointment of Auditors – The appointment of Ernst & Young LLP, as the auditors of the Company (information respecting the appointment of auditors may be found in the Information Circular under “Appointment of Auditors”). 3. Say-on-Pay – Accepting the Company’s approach on executive compensation (information respecting the executive compensation may be found in the Information Circular under “Advisory Vote on Executive Compensation”). 4. Amend By-Law No. 1 – Amending the Advance Notice By-Law No. 1 of the Company (information respecting the amendments to the By-Law No. 1 may be found in the Information Circular under “Business of the Meeting – Amendments to the Amended and Restated By-Law No. 1”). Fold 5. Amend By-Law No. 2 – Amending the Advance Notice By-Law No. 2 of the Company (information respecting the amendment to the Advance Notice By-Law No.2 may be found in the Information Circular under the “Business of the Meeting – Amendment and Restatement of Advance Notice By-Law No. 2”). 6. Increase Options Available – Amending the Company’s stock option plan to increase the number of shares available for issuance thereunder (information respecting the Allocation of Options may be found in the Information Circular under “Business of the Meeting – Stock Option Plan Amendment to Increase Number of Options Available for Issuance”). Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING Fold Annual Financial statement delivery • Only Registered and Beneficial holders who opted to receive one 01KCPF